As filed with the Securities and Exchange Commission on June 23, 1997


                                                            File No. 333-23271
                                                            File No. 811-08091

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                 [ ]
                        Pre-Effective Amendment No.  _2_                [X]
                        Post-Effective Amendment No. ___                [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940         [ ]
                                AMENDMENT NO. 2                         [X]


         THE PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT
                           (Exact Name of Registrant)

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                               (Name of Depositor)

                          2 Gateway Center , 18th Floor
                              Newark, NJ 07102-5096

                  Depositor's Telephone Number: (201) 367-1215

                              Peter T. Scott, Esq.
                            Assistant General Counsel
                   The Prudential Insurance Company Of America
                           C/O Prudential Investments
                             30 Scranton Office Park
                             Scranton, PA 18507-1789

               (Name and Address of Agent for Service of Process)

                                    Copy to:

                            Stephen E. Roth, Esquire
                          Sutherland, Asbill & Brennan, L.L.P.
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2404

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the registrant hereby elects to register an indefinite amount of securities being offered.

                              Cross Reference Sheet
                       Pursuant to Rules 481(a) and 495(a)

Showing location in Part A (prospectus) and Part B (statement of additional information) of registration statement of information required by Form N-4

PART A

Item of Form N-4                         Prospectus Caption

1.  Cover Page ..........................Cover Page

2.  Definitions .........................Definitions

3.  Synopsis ............................Fee Table; Brief Description of the
                                         Contract

4.  Condensed Financial
      Information .......................Performance Information

5.  General

    (a)  Depositor ......................Prudential Insurance Company of America
    (b)  Registrant......................Prudential Discovery Select Group
                                         Variable Contract Account
    (c)  Portfolio Company ..............The Funds
    (d)  Fund Prospectus ................The Funds
    (e)  Voting Rights ..................Voting Rights
    (f)  Administrators .................Prudential Insurance Company of America

6.  Deductions and Expenses

    (a)  General ........................Charges, Fees and Deductions; Brief
                                         Description of the Contract
    (b)  Sales Load .....................Charges, Fees and Deductions; Brief
                                         Description of the Contract
    (c)  Special Purchase Plan ..........N/A
    (d)  Commissions ....................Sale of the Contract and Sales
                                         Commission
    (e)  Expenses - Registrant ..........Charges, Fees and Deductions; Brief
                                         Description of the Contract
    (f)  Fund Expenses ..................Charges, Fees and Deductions
    (g)  Organizational Expenses ........N/A

7.  Contracts

    (a)  Persons with Rights ............Brief Description of the Contract;
                                         Substitution of Fund Shares; The
                                         Contracts; Voting Rights; Death
                                         Benefit; Modified Procedures
    (b)  (i) Allocation of
             Purchase Payments ..........Brief Description of the Contract;
                                         Allocation of Purchase Payments
         (ii) Transfers .................Brief Description of the Contract;
                                         Transfers
         (iii) Exchanges ................Transfers

    (c)  Changes ........................Substitution of Funds; The Contracts;
                                         Modified Procedures;
    (d)  Inquiries ......................Cover page

8.  Annuity Period ......................Brief Description of the Contract;
                                         Effecting an Annuity

9.  Death Benefit .......................Death Benefit

10. Purchases and Contract Value

    (a)  Purchases ......................Brief Description of the Contract;
                                         Allocation of Purchase Payments;
                                         The Accumulation Period; Transfers
    (b)  Valuation ......................Definitions; The Accumulation Period
    (c)  Daily Calculation ..............Definitions; The Accumulation Period
    (d)  Underwriter ....................Sale of the Contract and Sales
                                         Commission

11. Redemptions

    (a)  - By Owners ....................Brief Description of the Contract;
                                         Transfers; Withdrawals; Effecting An
                                         Annuity; Federal Tax Status
         - By Annuitant .................Transfers; Withdrawals; Effecting An
                                         Annuity; Federal Tax Status
    (b)  Texas ORP ......................Texas Optional Retirement Plan
    (c)  Check Delay ....................N/A
    (d)  Lapse ..........................N/A
    (e)  Free Look ......................The Accumulation Period

12. Taxes ...............................Brief Description of the Contract;
                                         Federal Tax Status

13. Legal Proceedings ...................Legal Proceedings

14. Table of Contents for the Statement
      of Additional  Information ........Statement of Additional Information

PART B

Item of Form N-4                         Part B Caption

15. Cover Page ..........................Cover Page

16. Table of Contents ...................Table of Contents

17. General Information and
      History ...........................N/A

18. Services

    (a)  Fees and Expenses of
          Registrant ....................Charges, Fees and Deductions
                                         (prospectus)
    (b)  Management Contracts ...........N/A
    (c)  Custodian ......................N/A
         Independent Public
         Accountant .....................Expert
    (d)  Assets of Registrant ...........Prudential Discovery Select Group
                                         Variable Contract Account (prospectus)
    (e)  Affiliated Persons .............Prudential Insurance Company of America
                                         (prospectus)
    (f)  Principal Underwriter ..........Sale of the Contract and Sales
                                         Commission (prospectus)

19. Purchase of Securities
      Being Offered .....................Sale of the Contract and Sales
                                         Commission (prospectus)
     Offering Sales Load ................N/A

20. Underwriters ........................Sale of the Contract and Sales
                                         Commission (prospectus)

21. Calculation of Performance
    Data ................................Performance Information; Performance
                                         Information (prospectus)

22. Annuity Payments ....................Effecting An Annuity (prospectus)

23. Financial Statements ................Financial Statements

PART C -- OTHER INFORMATION

Item of Form N-4                         Part C Caption

24. Financial Statements
    and Exhibits ........................Financial Statements and Exhibits

    (a)  Financial Statements ...........(a) Financial Statements
    (b)  Exhibits .......................(b) Exhibits

25. Directors and Officers
    of the Depositor ....................Directors and Officers of Prudential
                                         Insurance Company of America

26. Persons Controlled By or
    Under Common Control with the
    Depositor or Registrant .............Persons Controlled By or Under Common
                                         Control with the Depositor or
                                         Registrant

27. Number of Contractowners ............Number of Contractholders

28. Indemnification .....................Indemnification

29. Principal Underwriters ..............Principal Underwriter

30. Location of Accounts
    and Records .........................Location of Books and Records

31. Management Services .................Management Services

32. Undertakings ........................Undertakings and Representations

    Signature Page ......................Signatures

This Pre-Effective Amendment No. 2 to the Registration Statement (File No. 333-23271) on Form N-4 for the Prudential Discovery Select Group Variable Contract Account incorporates by reference the prospectus, statement of additional information, Part C and exhibits which were contained in The Prudential Discovery Select Group Variable Contract Account Pre-Effective Amendment No. 1 filed on June 17, 1997.

                                     PART C
                                OTHER INFORMATION

Item 24.    Financial statements and Exhibits

      (a)   The following financial statements are included in Part B:


      Financial Statements of Registrant - Not applicable.


      Financial Statements of Depositor - The Prudential Insurance Company of America.

      (b)   Exhibits


            1. Resolution adopted by the Board of Directors of The Prudential Insurance Company of America on February 11, 1997 establishing the Prudential Discovery Select Group
                  Variable Contract Account (the "Discovery Account").


            2.    Not applicable.


            3(a). Principal Underwriting Contract.

            3(b). Broker-dealer sales agreement.

            4(a). Form of Group Annuity Contract for The Prudential Insurance
                  Company of America.


            5(a). Not applicable.

            5(b). Form of Participant enrollment form (including acknowledgment of restrictions on redemption imposed by I.R.C. Section
                  403(b)).

            6. Copy of certificate of incorporation and by-laws of The Prudential Insurance Company of America.

            7.    Not applicable.


            8(a). Participation Agreement between The Prudential Insurance
                  Company of America and AIM Variable Insurance Funds, Inc.

            8(b). Participation Agreement between The Prudential Insurance
                  Company of America and T. Rowe Price Equity Series, Inc.

            8(c). Participation Agreement between The Prudential Insurance
                  Company of America and Janus Aspen Series.

            8(d). Participation Agreement between The Prudential Insurance
                  Company of America and MFS Variable Insurance Trust.

            8(e). Participation Agreement between The Prudential Insurance
                  Company of America and OCC Accumulation Trust.

            8(f). Participation Agreement between The Prudential Insurance
                  Company of America and Warburg Pincus Trust.

            9. Consent and opinion of Peter T. Scott, Assistant General Counsel, The Prudential Insurance Company of America, as to the legality of the securities being registered.


            10(a).Consent of Price Waterhouse, LLP, Independent Accountants.


            10(b).Consent of Sutherland, Asbill & Brennan, L.L.P.

            10(c).Powers of Attorney for Glen H. Hiner, Gaynor N. Kelley,
                  Ida F.S. Schwartz.

            10(d).Powers of Attorney.(1)


            10(e).Consent of Deloitte & Touche LLP, Independent Auditors.




            11.   Not applicable.

            12.   Not applicable.


            13.   Schedule for Computation of Performance Quotations.



Item 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

Information about the Directors and Executive Officers of Prudential, Registrant's depositor, appears under the heading of "Directors and Officers of Prudential" in the Statement of Additional information (Part B of this Registration Statement).



----------

(1) Incorporated herein by reference to the registrant's initial Registration Statement filed with the Securities and Exchange Commission on March 13, 1997 (File No. 333-23271).

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this Registration Statement to be signed on their behalf, in the City of Newark, and the State of New Jersey on this 23rd day of June, 1997.


                             The Prudential Discovery Variable Contract Account
                                  (Registrant)

                                By: The Prudential Insurance Company of America
                                   (Depositor)

                                    By: /s/ PETER  T. SCOTT
                                        ---------------------------
                                        Peter  T. Scott
                                        Assistant General Counsel
                                        ---------------------------
                                        (Signature and Title)

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                            TITLE                         DATE


*/s/ ARTHUR F. RYAN           Chairman of the Board,           June 23, 1997
-------------------------     President and Chief
Arthur F. Ryan                Executive Officer

*/s/ GARNETT L. KEITH, JR.    Vice Chairman and Director       June 23, 1997
-------------------------
Garnett L. Keith, Jr.

*/s/ MARK B. GRIER            Senior Vice President            June 23, 1997
--------------------------    and Comptroller and
Mark B. Grier                 Principal Financial
                              Officer

*/s/ FRANKLIN E. AGNEW        Director                         June 23, 1997
-------------------------
Franklin E. Agnew

*/s/ FREDERIC K. BECKER       Director                         June 23, 1997
-------------------------
Frederic K. Becker

*/s/ WILLIAM W. BOESCHENSTEIN Director                         June 23, 1997
-------------------------
William W. Boeschenstein

*/s/ LISLE C. CARTER, JR.     Director                         June 23, 1997
-------------------------
Lisle C. Carter, Jr.

*/s/ JAMES G. CULLEN          Director                         June 23, 1997
-------------------------
James G. Cullen

*/s/ CAROLYNE K. DAVIS        Director                         June 23, 1997
-------------------------
Carolyne K. Davis

*/s/ ROGER A. ENRICO          Director                         June 23, 1997
-------------------------
Roger A. Enrico

*/s/ ALLAN D. GILMOUR         Director                         June 23, 1997
-------------------------
Allan D. Gilmour

*/s/ WILLIAM H. GRAY, III     Director                         June 23, 1997
-------------------------
William H. Gray, III

*/s/ JON F. HANSON            Director                         June 23, 1997
-------------------------
Jon F. Hanson

*/s/ CONSTANCE J. HORNER      Director                         June 23, 1997
-------------------------
Constance J. Horner

*/s/ ALLEN F. JACOBSON        Director                         June 23, 1997
-------------------------
Allen F. Jacobson

*/s/ BURTON G. MALKIEL        Director                         June 23, 1997
-------------------------
Burton G. Malkiel

                              Director                         June 23, 1997
-------------------------
Charles R. Sitter

                              Director                         June 23, 1997
-------------------------
Donald L. Staheli

*/s/ RICHARD M. THOMSON       Director                         June 23, 1997
-------------------------
Richard M. Thomson

*/s/ JAMES A. UNRUH           Director                         June 23, 1997
-------------------------
James A. Unruh

*/s/ P. ROY VAGELOS, M.D.     Director                         June 23, 1997
-------------------------
P. Roy Vagelos, M.D.

*/s/ STANLEY C. VAN NESS      Director                         June 23, 1997
-------------------------
Stanley C. Van Ness

*/s/ PAUL A. VOLCKER          Director                         June 23, 1997
-------------------------
Paul A. Volcker

*/s/ JOSEPH H. WILLIAMS       Director                         June 23, 1997
-------------------------
Joseph H. Williams


                                    *By: /s/ PETER T. SCOTT
                                    -------------------------
                                    (Attorney-in-Fact)

                                 EXHIBIT INDEX


Exhibit No.                       Description
-----------                       -----------


     1. Resolution adopted by the Board of Directors of The Prudential Insurance Company of America on February 11, 1997 establishing the Prudential Discovery Select Group
            Variable Contract Account (the "Discovery Account").


     2.     Not applicable.


     3(a).  Principal Underwriting Contract.

     3(b).  Broker-dealer sales agreement.

     4(a). Form of Group Annuity Contract for The Prudential Insurance Company of America.


     5(a).  Not applicable.


     5(b). Form of Participant enrollment form (including acknowledgment of restrictions on redemption imposed by I.R.C. Section 403(b)).

     6. Copy of certificate of incorporation and by-laws of The Prudential Insurance Company of America.


     7.     Not applicable.


     8(a). Participation Agreement between The Prudential Insurance Company of America and AIM Variable Insurance Funds, Inc.

     8(b). Participation Agreement between The Prudential Insurance Company of America and T. Rowe Price Equity Series, Inc.

     8(c). Participation Agreement between The Prudential Insurance Company of America and Janus Aspen Series.

     8(d). Participation Agreement between The Prudential Insurance Company of America and MFS Variable Insurance Trust.

     8(e). Participation Agreement between The Prudential Insurance Company of America and OCC Accumulation Trust.

     8(f). Participation Agreement between The Prudential Insurance Company of America and Warburg Pincus Trust.

     9. Consent and opinion of Peter T. Scott, Assistant General Counsel, The Prudential Insurance Company of America, as to the legality of the securities being registered.

     10(a). Consent of Price Waterhouse, LLP, Independent Accountants.


     10(b). Consent of Sutherland, Asbill & Brennan, L.L.P.

     10(c). Powers of Attorney for Glen H. Hiner, Gaynor N. Kelley,
            Ida F.S. Schwartz.

     10(d). Powers of Attorney.(1)


     10(e).Consent of Deloitte & Touche LLP, Independent Auditors.



     11.    Not applicable.

     12.    Not applicable.

     13.    Schedule for Computation of Performance Quotations.

----------
(1) Incorporated herein by reference to the registrant's initial Registration Statement filed with the Securities and Exchange Commission on March 13, 1997 (File No. 333-23271).